UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 2)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Turquoise Hill Resources Ltd.

(Name of the Issuer)

Turquoise Hill Resources Ltd.

Rio Tinto plc

Rio Tinto International Holdings Limited

7999674 Canada Inc.

46117 Yukon Inc.

535630 Yukon Inc.

(Names of Persons Filing Statement)

Common Shares, without par value

(Title of Class of Securities)

900435108

(CUSIP Number of Class of Securities)

Dustin Isaacs Turquoise Hill Resources Ltd. Suite 3680 – 1 Place Ville Marie, Montreal, Quebec H3B 3P2, Canada, +1 514-848-1567	Steven Allen Company Secretary Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom +44 (0) 20 7781 2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to

Adam Givertz Ian Hazlett Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019 +1 212-373-3000	Alex Moore Blake, Cassels & Graydon LLP 199 Bay St., Suite 4000 Toronto, Ontario M5L 1A9 +1 416-863-2400	Steve Malas Norton Rose Fulbright Canada LLP 1 Place Ville Marie Montreal, Quebec H3B 1R1 +1 514-847-4747	Shea Small McCarthy Tétrault LLP Box 48, Suite 5300 TD Bank Tower Toronto, Ontario M5K 1E6 +1 416-362-1812	Scott Miller Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 +1 212-558-4000

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

INTRODUCTION

This Amendment No. 2 to Schedule 13E-3 (together with the exhibits hereto, this “Amended Schedule 13E-3” or “Amended Transaction Statement”), which amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) on September 29, 2022 (as amended by Amendment No. 1 to Schedule 13E-3, filed with the SEC on October 12, 2022, together, the “Initial Schedule 13E-3”), is being filed with the SEC pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) Turquoise Hill Resources Ltd. (formerly Ivanhoe Mines Ltd.), a corporation continued under the laws of Yukon, Canada and the issuer of the common shares, no par value (the “Shares”) that is subject to the Rule 13e-3 transaction (“Turquoise Hill” or the “Corporation”); (ii) Rio Tinto plc, a public limited company incorporated under the laws of England and Wales (the “Parent”); (iii) Rio Tinto International Holdings Limited, a company incorporated under the laws of England and Wales (“RTIH” or the “Purchaser”); (iv) 7999674 Canada Inc., a company incorporated under the federal laws of Canada (“7999674 Inc.”); (v) 46117 Yukon Inc., a company incorporated under the laws of Yukon, Canada (“46117 Inc.”); and (vi) 535630 Yukon Inc., a company incorporated under the laws of Yukon, Canada (“535630 Inc.” and, together with the Parent, the Purchaser, 7999674 Inc. and 46117 Inc., the “Rio Tinto Filers”).

On September 5, 2022 the Corporation, the Purchaser and the Parent entered into an Arrangement Agreement (as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Arrangement Agreement”), which provides for, among other things, the acquisition by the Purchaser, a wholly owned subsidiary of the Parent, of all of the issued and outstanding Shares of the Corporation that the Parent or its affiliates do not directly or indirectly own for C$43.00 in cash per Share (the “Consideration”) through a Plan of Arrangement (the “Plan of Arrangement”) pursuant to Section 195 of the Business Corporations Act (Yukon) (“YBCA”), pursuant to which the Corporation would become an indirectly wholly owned subsidiary of the Parent (the “Arrangement”). A copy of the Plan of Arrangement is included as Appendix B to the Management Proxy Circular, which is attached as Exhibit (a)(2)(i) hereto (the “Circular”). A special meeting of the Corporation’s shareholders was initially called for November 1, 2022 and since postponed to November 8, 2022 (the “Meeting”) to consider and, if thought advisable, pass a special resolution approving the Arrangement in the form attached as Appendix A to the Circular (the “Arrangement Resolution”). The Circular has been provided to the Corporation’s shareholders pursuant to applicable Canadian law. Capitalized terms used but not expressly defined in this Amended Schedule 13E-3 are given the respective meanings given to them in the Circular.

All information set forth in this Amended Transaction Statement should be read in conjunction with the information contained or incorporated by reference in the Initial Schedule 13E-3.

All information contained in, or incorporated by reference to, this Amended Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 4.	Terms of the Transaction

Item 4 of the Initial Schedule 13E-3 is hereby amended and supplemented as follows:

(c) Different Terms.

The disclosure set forth in Item 5(e) of this Amended Schedule 13E-3 is hereby incorporated by reference.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements

Item 5 of the Initial Schedule 13E-3 is hereby amended and supplemented as follows:

(e) Agreements Involving the Subject Company’s Securities.

On November 1, 2022, in relation to the Arrangement Agreement, RTIH and Parent entered into agreements (each, an “Agreement”) with certain Minority Shareholders related to Pentwater Capital Management LP and Sailingstone Capital Partners LLC (such Minority Shareholders collectively, the “Named Shareholders”) holding in aggregate 32,617,578 Shares, pursuant to which, among other things, each Named Shareholder has agreed (i) to withhold (or cause to be withheld) its vote on all of its Shares eligible to be voted at any special meeting of the Corporation where shareholders are called to vote upon the Arrangement, or at any adjournment or postponement thereof, (ii) to certain restrictions on its ability to transfer its Shares and (iii) to conduct proceedings in respect of the Named Shareholders’ Dissent Rights (as defined in the Arrangement Agreement), as well as certain other oppression claims against the Purchaser and its affiliates (the “Oppression Claims”) by confidential binding arbitration in accordance with the terms of the applicable Agreement. Pursuant to the Agreements, RTIH and Parent also agreed to, among other things, either waive or amend the dissent condition set forth in the Arrangement Agreement to allow the Arrangement to be completed in circumstances where the holders of up to 17.5% of Shares issued and outstanding as of the date of the Arrangement validly exercise Dissent Rights. RTIH, Parent and the Named Shareholders have also agreed that each Named Shareholder will receive 80% of the Consideration within two business days of closing of the Arrangement and 20% of the Consideration, plus interest thereon, within two business days following the final determination of the dissent proceedings (or any settlement thereof) in accordance with the Agreements. The Agreements also provide for the mediation and, if necessary, arbitration of the fair value amount remaining to be paid, if any, by the Purchaser to the Named Shareholders to resolve the dissent proceedings and the damages or compensation amount, if any, to be paid by the Purchaser to the Named Shareholders to resolve the Oppression Claims.

The Agreements will automatically terminate upon the termination of the Arrangement Agreement, at any time prior to the Effective Time (as defined in the Arrangement Agreement), in accordance with its terms.

On November 1, 2022, Parent issued a press release announcing the Agreements, a copy of which is attached hereto as Exhibit (a)(5)(xii).

Turquoise Hill is not party to the Agreements and neither it nor the special committee of its independent directors (the “Special Committee”) was involved in the negotiation of the Agreements. The Special Committee was first advised of the potential terms of the Agreements on the evening of Sunday, October 30, 2022. The Special Committee suggested to Parent that it offer comparable dissent proceedings as those offered to the Named Shareholders in the Agreements to all Minority Shareholders. Parent advised that it was not making the terms of the Agreements available to all Minority Shareholders.

Minority Shareholders, other than the Named Shareholders, who properly exercise their Dissent Rights will continue to be entitled to the dissent proceedings provided for under Section 193 of the YBCA, as modified by the interim order of the Supreme Court of Yukon dated September 29, 2022 and the Plan of Arrangement.

Implementation of the Arrangement is subject to the approval of: (i) at least two-thirds (66 2⁄3%) of the votes cast by shareholders present in person, virtually present or represented by proxy at the Meeting, voting as a single class; and (ii) because the proposed Arrangement is subject to Multilateral Instrument 61 101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), a simple majority (more than 50%) of the votes cast by shareholders present in person, virtually present or represented by proxy at the Meeting, excluding the votes of shareholders whose votes are required to be excluded pursuant to MI 61-101 (the “Majority of the Minority Vote”).

As a result of the Agreements, in addition to excluding the Shares beneficially owned by Parent and its affiliates, the Majority of the Minority Vote will also exclude the 32,617,578 Shares beneficially owned by the Named Shareholders. As a result, based on the proxies received to date, the Arrangement Resolution would be approved by the Majority of the Minority Vote. Shareholders as of the close of business on September 19, 2022 have the ability to submit proxies until the voting deadline of 10:30 a.m. (Eastern time) on November 4, 2022.

On November 2, 2022, Turquoise Hill issued a press release acknowledging the announcement by Parent of the Agreements, a copy of which is attached hereto as Exhibit (a)(5)(xiii).

The foregoing descriptions of the Agreements and the press releases do not purport to be complete and they are qualified in their entirety by reference to Exhibits (d)(iii), (d)(iv), (a)(5)(xii) and (a)(5)(xiii), respectively, which are incorporated herein by reference.

Item 16. Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description

(a)(2)(i)*	Management Information Circular of Turquoise Hill Resources Ltd. dated September 27, 2022

(a)(2)(ii)*	Form of Proxy Card

(a)(2)(iii)*	Voting Instruction Form

(a)(2)(iv)*	Letter of Transmittal

(a)(2)(v)*	Notice of Special Meeting of Shareholders of Turquoise Hill Resources Ltd. (incorporated herein by reference to the Circular)

(a)(2)(vi)*	Letter to Shareholders of Turquoise Hill Resources Ltd. (incorporated herein by reference to the Circular)

(a)(5)(i)*	Press release of Turquoise Hill Resources Ltd. dated September 5, 2022 (incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished to the SEC on September 6, 2022)

(a)(5)(ii)*	Press release of Rio Tinto plc dated September 6, 2022 (incorporated herein by reference to Exhibit B to the Rio Tinto Filers’ amended Schedule 13D filed with the SEC on September 6, 2022)

(a)(5)(iii)*	Other Shareholder Materials

(a)(5)(iv)*	Press release of Turquoise Hill Resources Ltd. dated September 29, 2022 (incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished to the SEC on September 29, 2022)

(a)(5)(v)*	Press release of Turquoise Hill Resources Ltd. dated October 4, 2022 (incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished to the SEC on October 4, 2022)

(a)(5)(vi)	Press Release of Turquoise Hill Resources Ltd. dated October 12, 2022 (incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished to the SEC on October 12, 2022)

(a)(5)(vii)	Press Release of Turquoise Hill Resources Ltd. dated October 19, 2022 (incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished to the SEC on October 19, 2022)

(a)(5)(viii)	Press Release of Turquoise Hill Resources Ltd. dated October 24, 2022 (incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished to the SEC on October 24, 2022)

(a)(5)(ix)	Press Release of Turquoise Hill Resources Ltd. dated October 26, 2022 (incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished to the SEC on October 26, 2022)

(a)(5)(x)	Press Release of Turquoise Hill Resources Ltd. dated October 31, 2022 (incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished to the SEC on October 31, 2022)

(a)(5)(xi)	Press Release of Turquoise Hill Resources Ltd. dated November 1, 2022 (incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished to the SEC on November 1, 2022)

(a)(5)(xii)	Press Release of Rio Tinto plc dated November 1, 2022 (incorporated herein by reference to Exhibit C to the Rio Tinto Filers’ amended Schedule 13D filed with the SEC on November 2, 2022)

(a)(5)(xiii)	Press Release of Turquoise Hill Resources Ltd. dated November 2, 2022 (incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished to the SEC on November 2, 2022)

(c)(i)*	Formal Valuation and Fairness Opinion of TD Securities Inc. (incorporated herein by reference to Appendix C to the Circular)

(c)(ii)*	Fairness Opinions of BMO Nesbitt Burns Inc. (incorporated herein by reference to Appendix D to the Circular)

(c)(iii)**	Special Committee Discussion Materials Provided by BMO Nesbitt Burns Inc. to the Special Committee on June 27, 2022

(c)(iv)*	Special Committee Discussion Materials Provided by BMO Nesbitt Burns Inc. to the Special Committee on July 11, 2022

(c)(v)*	Special Committee Discussion Materials Provided by BMO Nesbitt Burns Inc. to the Special Committee on July 14, 2022

(c)(vi)*	Special Committee Discussion Materials Provided by BMO Nesbitt Burns Inc. to the Special Committee on August 7, 2022

(c)(vii)*	Special Committee Discussion Materials Provided by BMO Nesbitt Burns Inc. to the Special Committee on August 8, 2022

(c)(viii)*	Special Committee Discussion Materials Provided by BMO Nesbitt Burns Inc. to the Special Committee on August 25, 2022

(c)(ix)*	Special Committee Discussion Materials Provided by BMO Nesbitt Burns Inc. to the Special Committee on August 30, 2022

(c)(x)*	Special Committee Discussion Materials Provided by BMO Nesbitt Burns Inc. to the Special Committee on August 31, 2022

(c)(xi)*	Special Committee Discussion Materials Provided by BMO Nesbitt Burns Inc. to the Special Committee on September 5, 2022

(c)(xii)*	Special Committee Discussion Materials Provided by TD Securities Inc. to the Special Committee on June 27, 2022

(c)(xiii)*	Special Committee Discussion Materials Provided by TD Securities Inc. to the Special Committee on July 6, 2022

(c)(xiv)*	Special Committee Discussion Materials Provided by TD Securities Inc. to the Special Committee on August 31, 2022

(d)(i)*	Arrangement Agreement dated September 5, 2022, among Turquoise Hill Resources, Rio Tinto International Holdings Limited and Rio Tinto plc (incorporated herein by reference to Exhibit A to the Rio Tinto Filers’ amended Schedule 13D filed with the SEC on September 6, 2022)

(d)(ii)*	Form of Voting Agreement entered into severally by Rio Tinto plc and Rio Tinto International Holdings Limited, on the one hand, and each of Maryse Saint-Laurent, Peter Gillen, Russel Robertson, George Burns, Caroline Donally, Steve Thibeault, Luke Colton, Jo-Anne Dudley, Dustin Isaacs and Roy McDowall, on the other hand (incorporated herein by reference to Exhibit E to the Rio Tinto Filers’ amended Schedule 13D filed with the SEC on September 6, 2022)

(d)(iii)	Support Agreement, dated November 1, 2022, among Pentwater Capital Management LP and the other parties listed on Schedule A thereto, Rio Tinto International Holdings Limited and Rio Tinto Plc (incorporated herein by reference to Exhibit A to the Rio Tinto Filers’ amended Schedule 13D filed with the SEC on November 1, 2022)

(d)(iv)	Support Agreement, dated November 1, 2022, among Sailingstone Capital Partners LLC and the other the parties listed on Schedule A thereto, Rio Tinto International Holdings Limited and Rio Tinto Plc (incorporated herein by reference to Exhibit B to the Rio Tinto Filers’ amended Schedule 13D filed with the SEC on November 1, 2022)

(e)(i)*	Third Amended and Restated Heads of Agreement between Rio Tinto International Holdings Limited and Turquoise Hill Resources Ltd., dated September 5, 2022 (incorporated herein by reference to Exhibit C to the Rio Tinto Filers’ amended Schedule 13D filed with the SEC on September 6, 2022)

(e)(ii)*	Early Advance Funding Agreement between Cuprum Metals Pte Ltd, Turquoise Hill Resources Ltd. and Rio Tinto International Holdings Limited, dated September 6, 2022 (incorporated herein by reference to Exhibit D to the Rio Tinto Filers’ amended Schedule 13D filed with the SEC on September 6, 2022)

(e)(iii)*	Binding Term Sheet between Turquoise Hill Resources Ltd. and Rio Tinto plc through its wholly-owned subsidiary, Rio Tinto International Holdings Limited dated August 31, 2022 (incorporated herein by reference to Exhibit A to the Rio Tinto Filers’ amended Schedule 13D filed with the SEC on August 31, 2022)

(e)(iv)*	Amended and Restated Heads of Agreement between Rio Tinto International Holdings Limited and Turquoise Hill Resources Ltd., dated May 18, 2022 (incorporated herein by reference to Exhibit A to the Rio Tinto Filers’ amended Schedule 13D filed with the SEC on May 19, 2022)

(e)(v)*	Amended and Restated Heads of Agreement between Rio Tinto International Holdings Limited and Turquoise Hill Resources Ltd., dated January 24, 2022 (incorporated herein by reference to Exhibit A to the Rio Tinto Filers’ amended Schedule 13D filed with the SEC on January 25, 2022)

(e)(vi)*	Heads of Agreement between Rio Tinto International Holdings Limited and Turquoise Hill Resources Ltd., dated April 9, 2021 (incorporated herein by reference to Exhibit A to the Rio Tinto Filers’ amended Schedule 13D filed with the SEC on April 9, 2021)

(f)(i)*	Interim Order (incorporated herein by reference to Appendix E to the Circular)

(f)(ii)*	Section 193 of the Yukon Business Corporation Act – Rights of Dissenting Shareholders (incorporated herein by reference to Appendix G to the Circular)

107*	Filing Fee Table

*	Previously filed.
**	Certain portions of this exhibit have been redacted and separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TURQUOISE HILL RESOURCES LTD.

By:	/s/ Steve Thibeault
Name: Steve Thibeault
Title: Interim Chief Executive Officer

Date: November 3, 2022

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RIO TINTO PLC

By:	/s/ Steven Allen
Name: Steven Allen
Title: Company Secretary

Date: November 3, 2022

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RIO TINTO INTERNATIONAL HOLDINGS LIMITED

By:	/s/ Steven Allen
Name: Steven Allen
Title: Director

Date: November 3, 2022

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

7999674 CANADA INC.

By:	/s/ Julie Parent
Name: Julie Parent
Title: Secretary

Date: November 3, 2022

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

46117 YUKON INC.

By:	/s/ Julie Parent
Name: Julie Parent
Title: Secretary

Date: November 3, 2022

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

535630 YUKON INC.

By:	/s/ Julie Parent
Name: Julie Parent
Title: Secretary

Date: November 3, 2022